UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

DENALI THERAPEUTICS INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

24823R105
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 24823R105

1.	Names of Reporting Persons

Douglas K. Bratton

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 20,574,298 (1)
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		20,574,298 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

20,574,298 (1)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

22.8% (2)

12.	Type of Reporting Person (See Instructions)

IN

(1)
Consists of (a) 19,462,499 shares of Common Stock of Denali Therapeutics Inc. (the “Issuer”) held by AKDL, L.P. (“AKDL”) and (b) 1,111,799 shares of Common Stock of the Issuer held by Neuro Line Partners, L.P. (“Neuro Line”). As explained more fully in Item 2(a) herein, Mr. Bratton ultimately controls AKDL and Neuro Line and may be deemed to have voting and investment power over all of these shares.

(2)
Based on 90,062,808 shares of Common Stock outstanding following the full exercise of the underwriters' option to purchase additional shares in the Issuer's initial public offering as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2017.

CUSIP NO. 24823R105

1.	Names of Reporting Persons

Crestline Investors, Inc.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 19,462,499 (1)
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		19,462,499 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

19,462,499 (1)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

21.6% (2)

12.	Type of Reporting Person (See Instructions)

CO

(1)
Consists of 19,462,499 shares of Common Stock of the Issuer held by AKDL. Crestline Investors, Inc. is the general partner of AKDL’s investment manager and general partner and may be deemed to beneficially own these shares held by AKDL.

(2)
Based on 90,062,808 shares of Common Stock outstanding following the full exercise of the underwriters' option to purchase additional shares in the Issuer's initial public offering as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on December 12, 2017.

CUSIP NO. 24823R105

1.	Names of Reporting Persons

Crestline Management, L.P.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 19,462,499 (1)
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		19,462,499 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

19,462,499 (1)

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

21.6% (2)

12.	Type of Reporting Person (See Instructions)

PN

(1)	Consists of 19,462,499 shares of Common Stock of the Issuer held by AKDL. Crestline Management, L.P. is the investment manager of AKDL and may be deemed to beneficially own these shares held by AKDL.

(2)
Based on 90,062,808 shares of Common Stock outstanding following the full exercise of the underwriters' option to purchase additional shares in the Issuer's initial public offering as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on December 12, 2017.

CUSIP NO. 24823R105

1.	Names of Reporting Persons

Crestline SI (GP), L.P.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 19,462,499 (1)
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		19,462,499 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

19,462,499 (1)

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

21.6% (2)

12.	Type of Reporting Person (See Instructions)

PN

(1)	Consists of 19,462,499 shares of Common Stock of the Issuer held by AKDL. Crestline SI (GP), L.P. is the general partner of AKDL and may be deemed to beneficially own these shares held by AKDL.

(2)
Based on 90,062,808 shares of Common Stock outstanding following the full exercise of the underwriters' option to purchase additional shares in the Issuer's initial public offering as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on December 12, 2017.

CUSIP NO. 24823R105

1.	Names of Reporting Persons

AKDL, L.P.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 19,462,499
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		19,462,499

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

19,462,499

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

21.6% (1)

12.	Type of Reporting Person (See Instructions)

PN

(1)
Based on 90,062,808 shares of Common Stock outstanding following the full exercise of the underwriters' option to purchase additional shares in the Issuer's initial public offering as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on December 12, 2017.

CUSIP NO. 24823R105

1.	Names of Reporting Persons

Bratton Capital, Inc.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Texas

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 1,111,799 (1)
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		1,111,799 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,111,799 (1)

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

1.2% (2)

12.	Type of Reporting Person (See Instructions)

CO

(1)
Consists of 1,111,799 shares of Common Stock of the Issuer held by Neuro Line.  Bratton Capital, Inc. is the general partner of the general partner of Neuro Line and may be deemed to beneficially own these shares held by Neuro Line.

(2)
Based on 90,062,808 shares of Common Stock outstanding following the full exercise of the underwriters' option to purchase additional shares in the Issuer's initial public offering as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on December 12, 2017.

CUSIP NO. 24823R105

1.	Names of Reporting Persons

Bratton Capital Management, L.P.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Texas

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 1,111,799 (1)
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		1,111,799 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,111,799 (1)

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

1.2% (2)

12.	Type of Reporting Person (See Instructions)

PN

(1)
Consists of 1,111,799 shares of Common Stock of the Issuer held by Neuro Line.  Bratton Capital Management, L.P. is the general partner of Neuro Line and may be deemed to beneficially own these shares held by Neuro Line.

(2)
Based on 90,062,808 shares of Common Stock outstanding following the full exercise of the underwriters' option to purchase additional shares in the Issuer's initial public offering as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on December 12, 2017.

CUSIP NO. 24823R105

1.	Names of Reporting Persons

Neuro Line Partners, L.P.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Texas

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 1,111,799
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		1,111,799

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,111,799

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

1.2% (1)

12.	Type of Reporting Person (See Instructions)

PN

(1)
Based on 90,062,808 shares of Common Stock outstanding following the full exercise of the underwriters' option to purchase additional shares in the Issuer's initial public offering as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on December 12, 2017.

Item 1(a).	Name of Issuer:

Denali Therapeutics Inc. (the "Issuer").

Item 1(b).	Address of the Issuer's Principal Executive Offices:

151 Oyster Blvd., 2nd Floor
South San Francisco, CA 94080

Item 2(a).	Name of Person Filing

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

AKDL, L.P. (“AKDL”), Crestline SI (GP), L.P. (“Crestline SI”), Crestline Management, L.P. (“Crestline Management”), Crestline Investors, Inc. (“Crestline”), Neuro Line Partners L.P. (“Neuro Line”), Bratton Capital Management, L.P. (“Bratton Capital Management”), Bratton Capital, Inc. (“Bratton Capital”) and Douglas K. Bratton. Crestline SI is the general partner of AKDL and Crestline Management is the investment manager of AKDL. Crestline is the general partner of Crestline SI and Crestline Management. Mr. Bratton is the sole director of Crestline. Bratton Capital Management is the general partner of Neuro Line.  Bratton Capital is the general partner of Bratton Capital Management.  Mr. Bratton is the sole director of Bratton Capital.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 201 Main Street, Suite 1900, Fort Worth, TX 76102.

Item 2(c).	Citizenship:

i)	AKDL is a Delaware limited partnership;

ii)	Crestline SI is a Delaware limited partnership;

iii)	Crestline Management is a Delaware limited partnership;

iv)	Crestline is a Delaware corporation;

v)	Neuro Line Partners, L.P., a Texas limited partnership;

vi)	Bratton Capital Management is a Texas limited partnership;

vii)	Bratton Capital is a Texas corporation; and

viii)	Douglas K. Bratton is a citizen of the United States.

Item 2(d).	Title of Class of Securities:
Common Stock, $0.01 par value per share (the “Common Stock”).
Item 2(e).	CUSIP Number:

24823R105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.

Item 4.	Ownership:

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

Each of the Reporting Persons expressly disclaims beneficial ownership of all shares of Common Stock reported herein other than those shares such Reporting Person holds directly.  The filing of this statement should not be construed to be an admission that the Reporting Persons are members of a “group” for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

See Item 2(a)

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018	DOUGLAS K. BRATTON

By: /s/ Douglas K. Bratton

Date: February 13, 2018	CRESTLINE INVESTORS, INC.

By: /s/ Douglas K. Bratton
Douglas K. Bratton
Sole Director

Date: February 13, 2018	CRESTLINE MANAGEMENT, L.P.

By: Crestline Investors, Inc., its general partner

By: /s/ Douglas K. Bratton
Douglas K. Bratton
Sole Director

Date: February 13, 2018	CRESTLINE SI (GP), L.P.

By: Crestline Investors, Inc., its general partner

By: /s/ Douglas K. Bratton
Douglas K. Bratton
Sole Director

Date: February 13, 2018	AKDL, L.P.

By: Crestline SI (GP), L.P., its general partner

By: Crestline Investors, Inc., its general partner

By: /s/ Douglas K. Bratton
Douglas K. Bratton
Sole Director

Date: February 13, 2018	BRATTON CAPITAL, INC.

By: /s/ Douglas K. Bratton
Douglas K. Bratton
Sole Director

Date: February 13, 2018	BRATTON CAPITAL MANAGEMENT, L.P.

By: Bratton Capital, Inc., its general partner

By: /s/ Douglas K. Bratton
Douglas K. Bratton
Sole Director

Date: February 13, 2018	NEURO LINE PARTNERS, L.P.

By: Bratton Capital Management, L.P., its general partner

By: Bratton Capital, Inc., its general partner

By: /s/ Douglas K. Bratton
Douglas K. Bratton
Sole Director

EXHIBIT INDEX

99.1	Joint Filing Agreement, dated as of February 13, 2018, by and among the Reporting Persons

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, $0.01 par value per share, of Denali Therapeutics Inc., dated as of February 13, 2018, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 13, 2018	DOUGLAS K. BRATTON

By: /s/ Douglas K. Bratton

Date: February 13, 2018	CRESTLINE INVESTORS, INC.

By: /s/ Douglas K. Bratton
Douglas K. Bratton
Sole Director

Date: February 13, 2018	CRESTLINE MANAGEMENT, L.P.

By: Crestline Investors, Inc., its general partner

By: /s/ Douglas K. Bratton
Douglas K. Bratton
Sole Director

Date: February 13, 2018	CRESTLINE SI (GP), L.P.

By: Crestline Investors, Inc., its general partner

By: /s/ Douglas K. Bratton
Douglas K. Bratton
Sole Director

Date: February 13, 2018	AKDL, L.P.

By: Crestline SI (GP), L.P., its general partner

By: Crestline Investors, Inc., its general partner

By: /s/ Douglas K. Bratton
Douglas K. Bratton
Sole Director

Date: February 13, 2018	BRATTON CAPITAL, INC.

By: /s/ Douglas K. Bratton
Douglas K. Bratton
Sole Director

Date: February 13, 2018	BRATTON CAPITAL MANAGEMENT, L.P.

By: Bratton Capital, Inc., its general partner

By: /s/ Douglas K. Bratton
Douglas K. Bratton
Sole Director

Date: February 13, 2018	NEURO LINE PARTNERS, L.P.

By: Bratton Capital Management, L.P., its general partner

By: Bratton Capital, Inc., its general partner

By: /s/ Douglas K. Bratton
Douglas K. Bratton
Sole Director